March 6, 2020

David Barter
Chief Financial Officer
Model N, Inc.
777 Mariners Island Boulevard, Suite 300
San Mateo, California 94404

       Re: Model N, Inc.
           Form 10-K for the Fiscal Year Ended September 30, 2019
           Filed November 15, 2019
           File No. 001-35840

Dear Mr. Barter:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology